# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenaya Therapeutics, Inc., CIK 0001858848
CUSIP: 87990A106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd., Suite 500, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0000919574-22-006999
Filed by CIK 0001534261
Persons authorized to receive notices and communications: Eli Casdin, Suite 2600, 1350 Avenue of the Americas, New York, New York (NY), 10019, (212) 897-5438

## Reporting persons
- Casdin Capital, LLC (CIK 0001534261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,732,971; sole dispositive power 0; shared dispositive power 6,732,971; aggregate amount beneficially owned 6,732,971 (4.3% of the class)
- Casdin Partners Master Fund, L.P. (CIK 0001534265): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 6,371,002; sole dispositive power 0; shared dispositive power 6,371,002; aggregate amount beneficially owned 6,371,002 (4.1% of the class)
- Casdin Partners GP, LLC (CIK 0001534260): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,371,002; sole dispositive power 0; shared dispositive power 6,371,002; aggregate amount beneficially owned 6,371,002 (4.1% of the class)
- Eli Casdin (CIK 0001534264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,732,971; sole dispositive power 0; shared dispositive power 6,732,971; aggregate amount beneficially owned 6,732,971 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Tenaya Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd., Suite 500, South San Francisco, California (CA), 94080
Comment: The name of the issuer is Tenaya Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 171 Oyster Point Boulevard, Suite 500, South San Francisco, CA 94080. This Schedule 13D relates to the Issuer's Common Stock, $0.0001 par value per share (the "Shares").

## Item 2. Identity and Background
Name of person filing:
(a) - (f) This Schedule 13D is being filed jointly by Casdin Capital, LLC, a Delaware limited liability company ("Casdin"), Casdin Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"), Casdin Partners GP, LLC, a Delaware limited liability company (the "GP") and Eli Casdin, a United States citizen (collectively, the "Reporting Persons").

The principal business address for each of the Reporting Persons is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

Eli Casdin is the managing member of Casdin and the GP. The principal business of Casdin is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Casdin is the investment manager to the Fund and the GP is the general partner of the Fund. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No material changes from the Schedule 13D amendment filed by the Reporting Persons on December 7, 2022.

## Item 4. Purpose of Transaction
Purpose of transaction: No material changes from the Schedule 13D amendment filed by the Reporting Persons on December 7, 2022.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (e) As of the date hereof, Casdin and Eli Casdin may be deemed to be the beneficial owners of 6,732,971 Shares, constituting 4.3% of the Shares, based upon 154,220,516 Shares outstanding.

Casdin and Eli Casdin have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 6,732,971 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 6,732,971 Shares.

As of the date hereof, the Fund and the GP may be deemed to be the beneficial owners of 6,371,002 Shares, constituting 4.1% of the Shares, based upon 154,220,516* Shares outstanding.

The Fund and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 6,371,002 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 6,371,002 Shares.

The Reporting Persons have not had any transaction in the Shares during the past sixty days.

All of the Shares are beneficially owned by the Fund and another private investment fund managed by Casdin.

The Reporting Persons no longer own more than 5% of the total outstanding Shares. Consequently, this is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Fund previously held 1,354,111 pre-funded warrants that were issued on November 17, 2022. These pre-funded warrants were exercisable, in the holder's discretion, on or after the date of issuance by (i) payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise or (ii) a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to a pre-set formula.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement

## Signatures
- Casdin Capital, LLC: By /s/ Casdin Capital, LLC, Eli Casdin, Managing Member* (03/07/2025)
- Casdin Partners Master Fund, L.P.: By /s/ Eli Casdin, Eli Casdin, Managing Member of its general partner* (03/07/2025)
- Casdin Partners GP, LLC: By /s/ Eli Casdin, Eli Casdin, Managing Member* (03/07/2025)
- Eli Casdin: By /s/ Eli Casdin, Eli Casdin* (03/07/2025)
Comment: * This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).